HIP ENERGY CORPORATION.
Suite 404 – 999 Canada Place, World Trade Centre
Vancouver, B.C, Canada, V6E 3E2
Tel: (604) 641 1367 Fax: (604) 641 1214

OTC SYMBOL: HIPCF - (OTC:BB)	April 23, 2010

Filing of Annual Report and NI 51-101 Reports

Vancouver, British Columbia, Canada:

HIP Energy Corporation (OTC: BB – “HIPCF”) (the “Company”) is pleased to announce that it has filed with Canadian securities regulatory authorities its annual financial statements and related Management's Discussion and Analysis for the period ending November 30, 2009 which is in the format of a Form 20-F pursuant to US securities law.

The Company also announces that is has complied with its obligations under National Instrument 51-101 by filing the following required forms: 51-101F1 - Statement of Reserves Data and Other Oil and Gas Information and 51-101F3 - Report of Management and Directors on Oil and Gas Disclosure. The documentation can be found for viewing by electronic means on SEDAR at www.sedar.com.

HIP Energy Corporation.

Per: Mr. Richard Coglon (B.Com/LL.B)
President / Director

For further information on this release contact info@hipenergycorp.com